                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

     (Check One):
[ ] Form 10-K and Form 10-KSB      [  ] Form 20-F    [  ] Form 11-K
[X] Form 10-Q and Form 10-QSB      [  ] Form N-SAR

For Period Ended:   March 31, 1997
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                Not Applicable

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Part I - Registrant Information
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Full Name of Registrant: Universal Seismic Associates, Inc.
Former Name if Applicable:  Not Applicable

16420 Park Ten Place, Suite 300
Address of Principal Executive Office (Street and Number)

Houston, Texas 77084-5051
City, State and Zip Code

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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and
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(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) is not applicable.


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Part III - Narrative
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State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed period.



The Registrant (the "Company") was involved in a proxy fight with a group of shareholders that has styled themselves "The Universal Seismic Stockholders' Committee" (the "Shareholders' Committee"). In connection therewith, the Company and its directors have been involved in litigation with the Shareholders' Committee in Delaware Federal District Court (the "Court") since January, 1997. The Company's Annual Meeting of Shareholders (the "Meeting") was originally convened on January 28, 1997. On the day before the Meeting the Court ordered that the polls remain open with respect to the voting at the Meeting until February 11, 1997, and, as a result, the Meeting was adjourned until that date. CT Corporation System, the Inspector for the Election, after a challenge and review session certified the results of the election in which the incumbent directors were reelected and all of the Shareholders' Committee's proposals were defeated.

On January 30, 1997 and thereafter, Michael T. Kanarellis, one of the members of the Shareholders' Committee, submitted letters to various members of the Audit Committee of the Company's Board of Directors ("Audit Committee") alleging certain errors or misstatements in the Company's financial statements for the fiscal year ended June 30, 1996 and the fiscal quarters ended September 30, 1996 and December 31, 1996.

The Company's Board of Directors thereafter authorized and directed the Audit Committee to review the allegations, conduct an appropriate inquiry into matters related thereto, and to report its findings and recommendations to the Board.
In this connection, the Audit Committee engaged Baker & Botts, L.L.P., Houston, Texas, as its legal adviser, who in turn engaged Arthur Andersen, LLP, Houston, Texas, to assist with the review.

In connection with its review, the Audit Committee engaged the Company's independent accountants to perform a review of its unaudited financial statements for the first three quarters of fiscal year 1997. Based on the review by the independent accountants and the preliminary recommendations of the Audit Committee, the Company has decided to restate its results for the first two quarters of fiscal year 1997, with the result that the Company's previously reported first quarter earnings of $114,373 will be eliminated and that the Company will report an estimated loss of approximately $750,000 for that period, and that the Company's previously reported second quarter earnings of $535,704 will increase to approximately $675,000. The majority of the adjustments to the first two quarters relate to recognition of previously deferred seismic acquisition start-up costs.

The Company anticipates that it will be able to complete the restatement of its unaudited financial statements, as well as the Form 10-QSB for the third quarter, in time to file them no later than May 20, 1997.

A press release related to the foregoing is attached as an exhibit hereto.
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Part IV - Other Information
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(1) Name and telephone number of person to contact in regard to this notification

    Ronald L. England          (281)           578-8081
    (Name)                  (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                              [X] Yes    [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes    [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Universal Seismic Associates, Inc.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 16, 1997        By:  /s/Ronald L. England
                              --------------------------------------------
                                Ronald L. England, Vice President,
                                Treasurer and Chief Financial Officer

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                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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

                      Universal Seismic Associates, Inc.
                  Form 12b-25 for Form 10-Q at March 31, 1997
                                 May 15, 1997



Response to Part IV, Question 3

Operating revenues for the three month period in 1997 decreased substantially from the same three month period ended March 31, 1996. The decrease is primarily attributable to project start up delays and low rates of production due to permit problems and extreme weather conditions.

Operating expenses increased substantially for the three month period ended March 31, 1997, over the comparable period in 1996 due to the Company's expanded operations. Direct cost of seismic acquisition increased in the current period due to the Company's expanded crew operations. The Company has also made a provision for estimated future period costs associated with a loss contract. Depreciation and amortization increased substantially in 1997 due to equipment additions related to the Company's crew expansion. Selling, general and administrative expenses remain relatively constant. The Company also incurred during the period significant expenses related to litigation with a shareholder which will materially reduce earnings.

Interest expense increased in the current three month period due to equipment financing required for the Company's crew expansion.

As discussed above, the Company will realize a substantial net loss for the three month period ended March 31, 1997 which will be a substantial reduction from the net income for the prior year period.
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FOR RELEASE            FOR MORE INFORMATION CONTACT:
IMMEDIATELY            Calvin G. Cobb; (703) 903-9527


               UNIVERSAL SEISMIC REPORTS ESTIMATED THIRD QUARTER
                RESULTS AND RESTATEMENT OF PRIOR PERIOD RESULTS


(Houston, Texas) May 16, 1997 - Universal Seismic Associates, Inc. (NASDAQ/NMS:USAC), today announced that it expected to report an estimated $1,700,000 loss for the third quarter. In addition, the Company also announced that it intended to restate its unaudited financial statements for the first two quarters of fiscal year 1997.

The Company's net loss for the three month period ended March 31, 1997 reflects a decline in data acquisition margins primarily attributable to project start-up delays and low rates of production due to permit problems and extreme weather conditions. The third quarter loss also reflects approximately $525,000 of expenses related to ongoing litigation with a shareholder and a $400,000 provision related to a contract which is expected to be completed at a loss in mid-June.

The Company stated that the prior periods were being restated in anticipation of the conclusion of an internal review by the Audit Committee of the Company's Board of Directors, which had been commenced in February 1997 in response to allegations made by a stockholder who is pursuing litigation against the Company. In connection with its review, the Audit Committee engaged the Company's independent accountants to perform a review of its unaudited financial statements for the first three quarters of fiscal year 1997.

Based on this review and the preliminary recommendations of the Audit Committee, the Company has decided to restate its unaudited results for the first two quarters of fiscal year 1997, with the result that the Company's previously reported first quarter earnings of $114,373 will be eliminated and that the Company will report an estimated loss of approximately $750,000 for that period, and that the Company's previously reported second quarter earnings of $535,704 will be increased to approximately $675,000. The majority of the adjustments to the first two quarters relate to recognition of previously deferred seismic acquisition start-up costs.

The Company anticipates that the restated unaudited financial statements will be included with filings with the Securities and Exchange Commission no later than May 20, 1997, the date on which the Company expects to file its third quarter report on Form 10-Q with the SEC.

Universal Seismic provides three dimensional seismic data acquisition and processing services to the energy industry. UNEXCO, Inc., serves as the Company's energy division.

Certain matters discussed in this press release are forward-looking and involve uncertainties. Although Universal Seismic believes that the estimates herein are based on reasonable assumptions, there can be no assurance that the estimates will not be changed as final reports are completed.